SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Argan, Inc.

(Name of Issuer)

Common Stock, par value $0.15

(Title of Class of Securities)

04010E 10 9

(CUSIP Number)

Cheryl L. Johnson

Levett Rockwood P.C.

33 Riverside Avenue

Westport, Connecticut 06880

(203) 222-0885

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 04010E 10 9	Page 2 of 20

(1)	Names of reporting persons MSR I SBIC, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 292,336
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 292,336
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 292,336
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.1%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No 04010E 10 9	Page 3 of 20

(1)	Names of reporting persons MSR Fund II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 146,545
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 146,545
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 146,545
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.1%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No 04010E 10 9	Page 4 of 20

(1)	Names of reporting persons MSR Fund II GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 146,545 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 146,545 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 146,545 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.1%
(14)	Type of Reporting Person (See Instructions) OO

(1)	MSR Fund II GP, LLC may be deemed to indirectly beneficially own 146,545 shares of Common Stock held directly by MSR Fund II, L.P.

CUSIP No 04010E 10 9	Page 5 of 20

(1)	Names of reporting persons Tri-Lev LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 3,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No 04010E 10 9	Page 6 of 20

(1)	Names of reporting persons MSR Advisors, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 438,881 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 438,881 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 438,881 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.2%
(14)	Type of Reporting Person (See Instructions) CO

(1)	MSR Advisors, Inc. may be deemed to indirectly beneficially own (i) 292,336 shares of Common Stock held directly by MSR I SBIC, L.P. and (ii) 146,545 shares of Common Stock held directly by MSR Fund II, L.P.

CUSIP No 04010E 10 9	Page 7 of 20

(1)	Names of reporting persons MSR I SBIC Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 292,336 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 292,336 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 292,336 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.1%
(14)	Type of Reporting Person (See Instructions) OO

(1)	MSR I SBIC Partners, LLC may be deemed to indirectly beneficially own 292,336 shares of Common Stock held directly by MSR I SBIC, L.P.

CUSIP No 04010E 10 9	Page 8 of 20

(1)	Names of reporting persons Daniel A. Levinson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 441,881 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 441,881 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 441,881 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.2%
(14)	Type of Reporting Person (See Instructions) IN

(1)	Mr. Levinson may be deemed to indirectly beneficially own (i) 292,336 shares of Common Stock held directly by MSR I SBIC, L.P., (ii) 146,545 shares of Common Stock held directly by MSR Fund II, L.P., and (iii) 3,000 shares of Common Stock held directly by Tri-Lev LLC.

CUSIP No 04010E 10 9	Page 9 of 20

ITEM 1.     SECURITY AND ISSUER

This Statement on Schedule 13D (this “Schedule13 D”) relates to the common stock, par value $0.15 per share (the “Common Stock”), of Argan, Inc., a Delaware corporation (the “Issuer”).

The address of Issuer’s principal office is One Church Street, Suite 201, Rockville, MD 20850.

ITEM 2.     IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of MSR I SBIC, L.P., a Delaware limited partnership (“MSRI”), MSR Advisors, Inc., a Connecticut corporation (“MSRA”), MSR I SBIC Partners, LLC, a Connecticut limited liability company (“MSRI Partners”), Tri-Lev LLC, a Connecticut limited liability company (“Tri-Lev”), MSR Fund II, L.P., a Delaware limited partnership (“Fund II”), MSR Fund II GP, LLC, a Delaware limited liability company (“Fund II GP”), and Daniel A. Levinson, an individual and citizen of the United States (“Levinson” and, collectively with MSRI, MSRA, MSRI Partners, Tri-Lev, Fund II, and Fund II GP, the “Reporting Persons”).

Appendix A attached hereto and incorporated herein by reference sets forth with respect to each general partner, executive officer and director of MSRI, MSRA, MSRI Partners, Tri-Lev, Fund II and Fund II GP the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

MSRI’s principal business is to invest in small to mid-sized companies with less than $18,000,000 in net worth. The principal business address of MSRI is One Morningside Drive North – Building B, Westport, Connecticut 06880.

Fund II’s principal business is to invest in small to mid-size companies. The principal business address of Fund II is One Morningside Drive North – Building B, Westport, Connecticut 06880.

Fund II GP’s principal business is acting as the general partner of Fund II. The principal business address of Fund II GP is One Morningside Drive North – Building B, Westport, Connecticut 06880.

Tri-Lev’s principal business is investing in a variety of investments. The principal business address of Tri-Lev is One Morningside Drive North – Building B, Westport, Connecticut 06880.

MSRA’s principal business is to act as an investment counselor and portfolio manager of certain funds. The principal business address of MSRA is One Morningside Drive North – Building B, Westport, Connecticut 06880.

CUSIP No 04010E 10 9	Page 10 of 20

MSRI Partners’ principal business is acting as the general partner of MSRI. The principal business address of MSRI Partners is One Morningside Drive North – Building B, Westport, Connecticut 06880.

Levinson’s principal business is acting as the president of MSRA. Levinson’s principal business address is One Morningside Drive North – Building B, Westport, Connecticut 06880.

None of the Reporting Persons or the individuals listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

None of the Reporting Persons or the individuals listed in Appendix A has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment No. 5 to Schedule 13D is being filed to report the sale of shares of Common Stock of the Issuer by MSRI and Fund II.

On August 23, 2012, MSRA acquired 32,000 shares of Common Stock of the Issuer through the exercise of a warrant. The aggregate purchase price for the shares was $248,000. These shares were then sold by MSRA in September 2012.

ITEM 4.     PURPOSE OF TRANSACTION

This Amendment No. 5 to Schedule 13D is being filed to report the sale of shares of Common Stock of the Issuer by MSRI and Fund II.

The shares of Common Stock of the Issuer acquired by MSRA on August 23, 2012 were acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer’s business.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The table below sets forth the number of shares of Common Stock directly and indirectly beneficially owned by each Reporting Person based on the number of shares of Common Stock reported to be outstanding on September 3, 2013, in the Issuer’s Quarterly Report on Form 10-Q for the period ended July 31, 2013, as filed with the Securities and Exchange Commission on September 6, 2013. Each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

CUSIP No 04010E 10 9	Page 11 of 20

Due to their relationship with one another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person.

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned
MSRI	292,336	0		292,336		2.1%
Fund II	146,545	0		146,545		1.1%
Fund II GP	0	146,545	(1)	146,545	(1)	1.1%
Tri-Lev	3,000	0		3,000		0%
MSRA	0	438,881	(2)	438,881	(2)	3.2%
MSRI Partners	0	292,336	(3)	292,336	(3)	2.1%
Daniel A. Levinson	0	441,881	(4)	441,881	(4)	3.2%

(1)	Fund II GP may be deemed to indirectly beneficially own 146,545 shares of common stock held directly by Fund II.
(2)	MSRA may be deemed to indirectly beneficially own 292,336 shares of common stock held directly by MSRI and 146,545 shares of common stock held directly by Fund II.
(3)	MSRI Partners may be deemed to indirectly beneficially own 292,336 shares of common stock held directly by MSRI.
(4)	Mr. Levinson may be deemed to indirectly beneficially own (i) 292,336 shares of common stock held directly by MSRI, (ii) 146,545 shares of common stock held directly by Fund II, and (iii) 3,000 shares of common stock held directly by Tri-Lev.

CUSIP No 04010E 10 9	Page 12 of 20

(c)	Set forth below are the transactions in the Common Stock of the Issuer by the Reporting Persons since Amendment No. 4 to the Schedule 13D was filed on January 4, 2007:

1.	MSRI

MSRI made the following sales of Common Stock of the Issuer through Allen & Company LLC, a registered broker-dealer:

Date of Transaction	Number of Shares Sold	Price Per Share
9/21/2012	7,400	$17.1452
9/24/2012	8,575	$17.1097
9/25/2012	15,200	$17.1268
9/26/2012	11,535	$17.2944
9/27/2012	27,788	$17.8051
9/28/2012	6,975	$17.7901
10/1/2012	2,527	$17.8750
10/5/2012	6,000	$17.8163
10/8/2012	2,398	$17.7962
10/9/2012	11,602	$17.3234
10/11/2012	3,500	$17.1917
10/15/2012	3,153	$17.1572
10/16/2012	13,347	$17.3769
10/17/2012	2,629	$17.1625
10/18/2012	8,771	$17.2768
10/19/2012	8,600	$17.2769
10/25/2012	15,000	$17.3395
10/26/2012	5,000	$17.3110
11/12/2012	18,000	$18.1495
11/13/2012	22,200	$18.2058
11/14/2012	1,100	$18.0341
11/15/2012	28,700	$18.1320
11/19/2012	61,070	$18.5410
11/20/2012	32,000	$18.5565
11/21/2012	10,687	$18.5650
11/27/2012	67	$18.2500
11/28/2012	6,000	$18.2635
11/29/2012	40,264	$18.2712
11/30/2012	86,285	$18.5358
12/3/2012	30,000	$19.1071
12/4/2012	20,000	$19.0059
12/12/2012	3,200	$19.3232
12/13/2012	533	$19.2850
12/19/2012	26,000	$19.3141
12/20/2012	2,856	$19.3012
12/27/2012	6,667	$18.2233
12/28/2012	3,535	$18.1337
12/31/2012	28,230	$18.0337

CUSIP No 04010E 10 9	Page 13 of 20

2.	Fund II

Fund II made the following sales of Common Stock of the Issuer through Allen & Company LLC, a registered broker-dealer:

Date of Transaction	Number of Shares Sold	Price Per Share
10/3/2012	10,000	$17.5430
10/4/2012	20,000	$17.7908
10/5/2012	10,000	$17.8237
10/9/2012	6,900	$17.3951
10/10/2012	1,908	$17.1712
10/11/2012	1,192	$17.4108
10/16/2012	5,000	$17.2403
10/17/2012	5,000	$17.3355
10/22/2012	2,100	$17.1790
10/24/2012	6,874	$17.1695
10/25/2012	1,026	$17.2907
10/26/2012	4,886	$17.2920
10/31/2012	5,114	$17.4656
11/1/2012	10,000	$17.7017
11/2/2012	10,000	$17.7000
11/5/2012	13,000	$17.8011
11/6/2012	7,000	$18.1988
11/6/2012	5,000	$18.2916
11/7/2012	5,000	$18.3022
11/8/2012	20,000	$18.2009
11/16/2012	38,930	$18.1963
11/20/2012	16,000	$18.5565
11/21/2012	5,343	$18.5650
11/27/2012	33	$18.2500
11/28/2012	3,000	$18.2635
11/29/2012	20,103	$18.2712
12/3/2012	15,000	$19.1071
12/4/2012	10,000	$19.0059
12/12/2012	1,700	$19.3232
12/13/2012	267	$19.2850
12/19/2012	13,000	$19.3141
12/20/2012	1,426	$19.3012
12/27/2012	3,333	$18.2233
12/28/2012	1,765	$18.1337
12/31/2012	14,095	$18.0337

CUSIP No 04010E 10 9	Page 14 of 20

3.	MSRA

MSRA acquired 32,000 shares of Common Stock of the Issuer on August 23, 2012, through the exercise of a warrant. The purchase price per share was $7.75. These shares where then sold by MSRA through Allen & Company LLC, a registered broker-dealer, as follows:

Date of Transaction	Number of Shares Sold	Price Per Share
9/17/2012	4,000	$16.9933
9/18/2012	9,000	$16.9323
9/19/2012	10,100	$17.0618
9/20/2012	8,900	$17.0733

CUSIP No 04010E 10 9	Page 15 of 20

(d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Persons.

(e) (1) MSRI ceased to beneficially own more than 5% of the Issuer’s Common Stock on November 13, 2012.

(2) MSRA ceased to beneficially own more than 5% of the Issuer’s Common Stock on December 4, 2012.

(3) MSRI Partners ceased to beneficially own more than 5% of the Issuer’s Common Stock on November 13, 2012.

(4) Levinson ceased to beneficially own more than 5% of the Issuer’s Common Stock on December 4, 2012.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL FILED AS EXHIBITS

1.	Joint Filing Agreement, dated December 28, 2006.

CUSIP No 04010E 10 9	Page 16 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2013

MSR I SBIC, L.P.

By:	/s/ Daniel Levinson
Name: Daniel Levinson
Title: President, MSR Advisors, Inc.

Tri-Lev LLC

By:	/s/ Daniel Levinson
Name: Daniel Levinson
Title: Managing Member

MSR Advisors, Inc.

By:	/s/ Daniel Levinson
Name: Daniel Levinson
Title: President

MSR I SBIC Partners, LLC

By:	/s/ Daniel Levinson
Name: Daniel Levinson
Title: President, MSR Advisors, Inc.

MSR Fund II, L.P.

By:	/s/ Daniel Levinson
Name: Daniel Levinson
Title: President, MSR Advisors, Inc.

MSR Fund II GP, LLC

By:	/s/ Daniel Levinson
Name: Daniel Levinson
Title: President, MSR Advisors, Inc.

By:	/s/ Daniel Levinson
Name: Daniel Levinson

CUSIP No 04010E 10 9	Page 17 of 20

APPENDIX A

MSR Advisors, Inc., a Connecticut corporation (“MSRA”); Investment Advisor to MSRI and Fund II and Manager of Tri-Lev, MSRI Partners and Fund II GP

The individual listed below is a resident of the United States and has his business address at One Morningside Drive North – Building B, Westport, Connecticut 06880. The listed individual’s position with MSRA is also his principal occupation.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSRA
Daniel A. Levinson	Sole Shareholder/President

MSR I SBIC Partners, LLC, a Connecticut limited liability company (“MSRI Partners”): General Partner of MSRI

The individual listed below is a resident of the United States.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSRI PARTNERS	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS/RESIDENTIAL ADDRESS
Daniel A. Levinson	Managing Member	President of MSRA	One Morningside Drive North – Building B Westport, Connecticut 06880
MSR Advisors, Inc.	Manager	Investment Counselor and Portfolio Manager	One Morningside Drive North – Building B Westport, Connecticut 06880

MSR I SBIC, L.P., a Delaware limited partnership (“MSRI”)

The person listed below has its business address at One Morningside Drive North – Building B, Westport, Connecticut 06880. MSRI Partners’ principal occupation is also its position with MSRI.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSRI
MSR I SBIC Partners, LLC	General Partner

Tri-Lev LLC, a Connecticut limited liability company

Each of the listed individuals is a resident of the United States.

NAME/PLACE OF CITIZENSHIP	POSITION WITH TRI- LEV LLC	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS/RESIDENTIAL ADDRESS
Daniel A. Levinson	Managing Member	President of MSRA	One Morningside Drive North – Building B Westport, Connecticut 06880
MSR Advisors, Inc.	Manager	Investment Counselor and Portfolio Manager	One Morningside Drive North – Building B Westport, Connecticut 06880
Jonathan Levinson	Member	Private Investor	75 Dorchester Road, Scarsdale, New York 10583
Deborah Weber	Member	Homemaker	220 Mulbury Road, Orange, Connecticut 06477

CUSIP No 04010E 10 9	Page 18 of 20

MSR Fund II, L.P., a Delaware limited partnership (“Fund II”)

The person listed below has its business address at One Morningside Drive North – Building B, Westport, Connecticut 06880. Fund II GP’s principal occupation is also its position with Fund II.

NAME/PLACE OF CITIZENSHIP	POSITION WITH FUND II
MSR Fund II GP, LLC	General Partner

MSR Fund II GP, LLC, a Delaware limited liability company (“Fund II GP”): General Partner of Fund II

The individual listed below is a resident of the United States and has his business address at One Morningside Drive North – Building B, Westport, Connecticut 06880.

NAME/PLACE OF CITIZENSHIP	POSITION WITH FUND II	PRINCIPAL OCCUPATION
Daniel A. Levinson	Managing Member	President of MSRA